UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

FUNKO, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

361008105

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105

1.	Names of Reporting Persons Richard H. Pickup, an individual
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,922,045 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,922,045 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,045 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.78% (2)
12.	Type of Reporting Person IN

(1)

Consists of: (i) 21,750 shares of the Class A Common Stock, $0.0001 par value per share, of Funko, Inc. (the “Company”) owned by Mr. Pickup and held in an individual retirement account; (ii) 2,600,000 such shares owned directly by RHP Trust, dated May 31, 2011, over all of which shares Mr. Pickup exercises sole voting and dispositive power; (iii) 500,000 such shares owned directly by Dito Caree LP, and 500,000 such shares owned directly by Dito Devcar LP, over all of which shares Mr. Pickup exercises sole voting and dispositive power; and (iv) 300,295 such shares owned directly by D&D Community Property Trust, dated April 14, 2014, over all of which shares Mr. Pickup exercises sole voting and dispositive power.

(2)

This percentage as used herein and in the rest of this Schedule 13G is calculated based upon 50,405,278 shares of the Company’s Class A Common Stock outstanding as of October 31, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No. 361008105

1.	Names of Reporting Persons RHP Trust, dated May 31, 2011
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,600,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,600,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.16% (2)
12.	Type of Reporting Person OO

(1)

Consists of 2,600,000 shares of the Company’s Class A Common Stock owned directly by RHP Trust, dated May 31, 2011, over all of which shares Mr. Pickup, as the sole Trustee thereof, exercises sole voting and dispositive power.

(2)

This percentage as used herein and in the rest of this Schedule 13G is calculated based upon 50,405,278 shares of the Company’s Class A Common Stock outstanding as of October 31, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed on November 2, 2023.

This Amendment No. 1 to Schedule 13G amends the Schedule 13G originally filed by Richard H. Pickup with the Securities and Exchange Commission on August 23, 2023.

Item 1.

(a)	Name of Issuer:

The name of the issuer is Funko, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices:

The Company’s principal executive offices are located at 2802 Wetmore Avenue, Everett, Washington 98201.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Richard H. Pickup and RHP Trust, dated May 31, 2011 (the “Trust”) with respect to the Class A Common Stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”). Mr. Pickup is: (i) the sole Trustee of the Trust, and accordingly may be deemed to be the beneficial owner of the shares of Class A Common Stock directly owned by the Trust; (ii) the sole officer and director of the sole general partner of each of Dito Caree LP and Dito Devcar LP, and accordingly may be deemed to be the beneficial owner of the shares of Class A Common Stock directly owned by each such entity; and (iii) the sole Trustee of the D&D Community Property Trust, dated April 14, 2014, and accordingly may be deemed to be the beneficial owner of the shares of Class A Common Stock directly owned by said trust.

(b)	Address or principal business office or, if none, residence:

The address of the principal business office of each of Richard H. Pickup and the Trust is 1400 Newport Center Drive, Suite 230, Newport Beach, California 92660.

(c)	Citizenship:

Richard H. Pickup is a U.S. citizen. The Trust is a trust organized under the laws of the State of California.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP No.:

361008105

Item 3.

Not Applicable.

Item 4. Ownership.

A. Richard H. Pickup

(a) Amount beneficially owned: 3,922,045

(b) Percent of class: 7.78%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,922,045

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,922,045

(iv) Shared power to dispose or to direct the disposition of: 0

B. RHP Trust, dated May 31, 2011

(a) Amount beneficially owned: 2,600,000

(b) Percent of class: 5.16%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,600,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,600,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

/s/ Richard H. Pickup
RICHARD H. PICKUP

RHP TRUST, DATED MAY 31, 2011

By:	/s/ Richard H. Pickup
Name: Richard H. Pickup
Its: Trustee